OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

2012 DRILLING CONCLUDES WITH 0.309 OZ AU/TON (10.6 G AU/T) INTERSECT AT MIRANDA GOLD’S ANGEL WING PROJECT

Vancouver, BC, Canada –October 31, 2012 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that Ramelius Resources Ltd. (“Ramelius”) (ASX:RMS), our funding partner at Angel Wing, completed its 2012 Phase III three-hole drill program and all analyses are complete.  Phase III totaled 3,055 ft (930.6 m) of reverse circulation (“RC”) drilling.  All three of the holes intersected gold at grades above 0.01 oz Au/ton (0.343 g Au/t) with the highest 5 ft (1.5 m) intercept being 0.309 oz Au/ton (10.6 g Au/t) in hole AW12-12.  This intercept is 250 ft (76 m) north of the 0.413 oz Au/ton (14.15 g Au/t) encountered in Phase II hole AW12-06.  Angel Wing is an epithermal vein and sediment-hosted gold project in northeast Elko County, Nevada.

During 2012, Ramelius drilled seven holes, including all the Phase III holes, in the south and southwest portions of a donut-shaped magnetic anomaly approximately 1,200 ft (400 m) in diameter.  Ramelius refers to this anomaly as Grass Hollow.  Tertiary rhyolites crop out in the vicinity of the magnetic anomaly.  The rhyolites are underlain successively by Tertiary conglomerate and Triassic limestone.  The limestone is moderately to strongly decalcified and silicified for approximately 200 ft (61 m) beneath the conglomerate.  The principal gold intercepts are in this altered limestone.  All seven holes penetrated deep enough to intersect the altered limestone and gold mineralization and all seven intersect gold grades above 0.01 oz Au/ton (0.343 g Au/t).

The Phase III holes were drilled by Boart Longyear Company with a track-mounted drill. ALS Global performed all analyses.  Significant gold or silver intersections are defined as those with gold grades of 0.01 oz Au/ton (0.343 g Au/t) or higher over intercepts of 5 ft (1.5 m) or longer, or silver grades of 0.30 oz Ag/ton (10.29 g Ag/t) or higher.

Hole ID	Interval (ft)	Length (ft)	Grade (oz/ton) Au	Grade (oz/ton) Ag	Interval (m)	Length (m)	Grade (g/t) Au	Grade (g/t) Ag
Grass Hollow Target
AW12-10	775-780	5	0.013		236.2-237.7	1.5	0.431
AW12-11	780-795	15	0.023		237.7-242.3	4.6	0.782
AW12-12	800-805	5	0.012		243.8-245.4	1.5	0.417
	855-875	20	0.112		260.6-266.7	6.1	3.828
contains	865-870	5	0.309		263.7-265.2	1.5	10.6
	985-990	5	0.017		300.2-301.8	1.5	0.576
	1005-1010	5	0.016		306.3-307.8	1.5	0.542
	Original data are in feet and ppm (g Au/t). True thicknesses of the gold intercepts are estimated to be 90 per cent of the down hole intersections. No holes intersected Ag greater than 10.29 ppm.

As a result of the encouraging 2012 drill results, Ramelius has initiated development of a Plan of Operations/Nevada Permit for Reclamation (POO) with the BLM.  The POO will provide for total land disturbance for drill roads and pads in excess of the maximum 5 acres (2 hectares) of disturbance allowed under a Notice of Intent (NOI) that currently regulates Ramelius' drilling-related land disturbance.  Until the POO is approved, Ramelius plans drilling to resume after winter close-out in June 2013 under the current Notice of Intent (NOI) with the BLM.

To date, Ramelius has drill-tested six target areas with a total of 32 holes aggregating 17,996 ft (5,484.6 m).

Project Details

The Angel Wing project consists of 87 unpatented lode claims covering 2.8 sq mi (7.3 sq km.) in northeast Elko County, Nevada.  Project area stratigraphy from youngest to oldest is a) Tertiary felsic volcanic units, b) Tertiary conglomerate, and c) limestone, late Paleozoic or Triassic in age.  Past work consisted of geologic mapping, soil and rock sampling, a gravity survey, and RC drilling.  Gold values from 0.1 to 94 g Au/t in rock chips occur in an area about 6,700 ft (2,042 m) long and up to 3,000 ft (914 m) wide.  High gold value rock-chip samples with 0.29 to 2.7 oz Au/ton (10 to 94 g Au/t) occur in steeply dipping quartz-calcite-adularia veins with distinctive "angel wing" textures within the limestone.  Rock samples of altered and quartz-calcite veinlet stockworked limestone and Tertiary conglomerate contain up to 0.045 oz Au/ton (1.530 g Au/t).  Historic shallow vertical drilling targeted disseminated mineralization and returned up to 0.048 oz Au/ton over 50 ft (1.643 g Au/t over 15.2 m) in drill hole DC-7.  Since 2010, Ramelius completed IP/Resistivity, ground magnetic, and soil geochemical surveys, three core holes, and 29 RC holes.

All data disclosed in this press release, including sampling, analytical and test data, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential.  Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.  Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.